EXHIBIT 8




                        December 6, 1995


Dear Sirs:

     We are acting as counsel to Sovereign Bancorp, Inc. ("Sovereign") in connection with the proposed merger of West Jersey Bancshares, Inc. with and into Sovereign (the "Merger"). In that connection, our tax opinions are as set forth under the section entitled "The Merger--Certain Federal Income Tax Consequences" in the Proxy Statement/Prospectus relating to the Merger (the "Proxy Statement/Prospectus").

     We hereby consent to the filing of this opinion as Exhibit 8 to the Sovereign Registration Statement on Form S-4 of which the Proxy Statement/Prospectus is a part and to the use of our name under the section of the Proxy Statement/Prospectus concerning and entitled "The Merger--Certain Federal Income Tax Consequences."


                                   Very truly yours,

                                   /s/ STEVENS & LEE